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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   3  )*

INTERTAN, INC.
(Name of Issuer)

Common Stock, $1.00 Par Value
(Title of Class of Securities)

461120 10 7
(CUSIP Number)

Michael S. Katz, 2 American Lane, Greenwich, Connecticut 06836
(203) 861-8489
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the Following Pages)
Page 1 of 4  Pages
                                SCHEDULE 13D

CUSIP No.      461120 10 7
Page   2   of   4   Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Silverton International Fund Limited

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)

3          SEC USE ONLY

4          SOURCE OF FUNDS*
               WC, 00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION
               Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7          SOLE VOTING POWER
               Debentures convertible into

8          SHARED VOTING POWER
               0

9          SOLE DISPOSITIVE POWER
               Debentures convertible into

10         SHARED DISPOSITIVE POWER
               0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               Debentures convertible into

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14         TYPE OF REPORTING PERSON*
               CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No.      461120 10 7
Page   3   of    4     Pages

Item 1.    Security and Issuer.
           This statement relates to the Common Stock, par value $1.00 per share (the "Shares"), of InterTAN, Inc., a Delaware corporation (the "Company"), whose principal executive offices are at 201 Main Street, Suite 1805, Fort Worth, Texas 76102.

Item 2.    Identity and Background.
               (a) This statement is filed by Silverton International Fund Limited ("Silverton"), a Bermuda corporation.
               (b) The address of the principal business and principal office of Silverton, 129 Front Street, Hamilton HM12 Bermuda.
               (c) The principal business of Silverton is that of a private investment company engaged in the purchase and sale of securities for investment for its own account.
               (d) Silverton has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
               (e) Silverton has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.
               The total purchase price for the securities beneficially owned by Silverton is $12,300,000, which consists of $10,584,000 principal amount (Cdn.) of 9% Convertible Subordinated Debentures due August 30, 2000 (the "Debentures"). The purchase price for the Debentures was furnished from the investment capital of Silverton. Silverton currently has a short position with respect to the Shares.

Item 4.    Purpose of Transaction.
               The purpose of the acquisition of the Debentures by Silverton is for investment. Silverton may make further purchases of Shares, Debentures or other derivative securities relating to the Shares from time to time and may dispose of any or all Shares and Debentures held by it at any time. Silverton has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule D. Silverton may, at any time and from time to time, review or reconsider its position with respect to any of such matters, but has no present intention of doing so.

Item 5.    Interest in Securities of the Issuer.
               (a) As of the date hereof, Silverton owns beneficially $10,584,000 principal amount (Cdn.) of Debentures. The Debentures are convertible into approximately 1,256,649 Shares (118.731 Shares per $1,000 principal amount). Assuming conversion of the Debentures, Silverton would own approximately 1,256,649 Shares constituting approximately 9.97% of the outstanding Shares (based upon 12,605,945 Shares which would be outstanding upon conversion of the Debentures).
               The percentages used herein are calculated based upon the 11,349,297 Shares issued and outstanding at October 31, 1996 as stated by the Company in its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1996 as filed with the Securities and Exchange Commission by the Company on November 14, 1996 (which is the most recent document so filed by the Company).
               (b) Silverton has the power to vote and to dispose of the Shares beneficially owned by it.
               (c) On January 23, 1997, Silverton purchased 20,000 Shares to cover a short position in the Shares. No other transactions in the Debentures or the Shares were effected by Silverton during the past sixty days.
               (d) No person other than the respective owner referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or proceeds of the sale of Shares.

                                SCHEDULE 13D

CUSIP No.      461120 10 7
Page   4   of    4     Pages


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               There are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantee of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits.
               There are no Exhibits filed herewith.


                                 SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     February __, 1997

                     Silverton International Fund Limited

                     By: __________________________